Exhibit 99.10

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED MAY 31, 2020

(Expressed in Canadian dollars unless otherwise stated)

July 9, 2020

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2020

General

This management's discussion and analysis ("MD&A") of the financial condition and results of operations of GoldMining Inc., for the three and six months ended May 31, 2020, should be read in conjunction with the Company's unaudited condensed consolidated interim financial statements and the notes thereto for the three and six months ended May 31, 2020, and its audited consolidated financial statements and the notes thereto for the years ended November 30, 2019, and 2018, copies of which are available under the Company's profile at www.sedar.com.

The Company's financial statements for the three and six months ended May 31, 2020, have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Unless otherwise stated, all information contained in this MD&A is as of July 9, 2020.

Unless otherwise stated, references herein to "$" or "dollars" are to Canadian dollars, references to "US$" are to United States dollars, references to "R$" are to Brazilian Reals and references to "COP" are to Colombian Pesos. References in this MD&A to the "Company" mean "GoldMining Inc.", together with its subsidiaries, unless the context otherwise requires.

Forward-looking Information

This document contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively, "forward-looking statements"), including statements regarding the Company's: (i) future exploration and development plans; (ii) capital requirements and ability to obtain requisite financing; (iii) expectations respecting the receipt of necessary licenses and permits, including obtaining extensions thereof; (iv) future acquisition strategy; (v) mineral resource estimates; (vi) the Company's strategy and plans with respect to GRC (as defined herein); and (vii) the Company's strategy and future business plans. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "does not expect", "estimates", "intends", "anticipates", "does not anticipate", "believes" or variations of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "should" or "will" be taken, occur or be achieved. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the industry and markets in which the Company operates including: (i) assumptions about general business and economic conditions; (ii) the availability of equity and other financing on reasonable terms or at all, including necessary financing to meet the Company's contractual obligations to maintain its property interests or exercise mineral options; (iii) commodities prices; (iv) the timing and ability to obtain requisite operational, environmental and other licenses, permits and approvals, including extensions thereof; (v) the Company's ability to identify, complete and integrate additional mineral interests on reasonable terms or at all; (vi) the Company's ability to complete additional transactions relating to its strategy in respect of GRC as contemplated or at all. Investors are cautioned that forward-looking statements are not guarantees of future performance and involve risks and uncertainties, including, but not limited to: the Company's limited operating history; general economic conditions; the Company not being able to obtain necessary financing on acceptable terms or at all; the Company losing or abandoning its property interests; the Company's properties being in the exploration stage and without known bodies of commercial ore; the Company being able to obtain or maintain all necessary permits, licenses and approvals; environmental laws and regulations becoming more onerous; potential defects in title to the Company's properties; fluctuating exchange rates; fluctuating commodities prices; operating hazards and other risks of the mining and exploration industry; competition; potential inability to find suitable acquisition opportunities and/or complete the same; and other risks and uncertainties listed in the Company's public filings, including those set out under "Risk Factors" in the Company's most recently filed Annual Information Form (the "AIF") and its management's discussion and analysis for the three months ended February 29, 2020. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information, which are qualified in their entirety by this cautionary statement. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable securities laws.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2020

Business Overview

The Company is a mineral exploration company with a focus on the acquisition, exploration and development of projects in the Americas. The Company's projects include the La Mina, Titiribi and Yarumalito Gold-Copper Projects, all of which are located in the Department of Antioquia, Colombia; the Whistler Gold-Copper Project, located in Alaska, United States; the Almaden Gold Project, located in west-central Idaho, United States; São Jorge, Cachoeira, Surubim, Boa Vista, Batistão, Montes Aureos and Trinta Gold Projects, located in the States of Pará, Mato Grosso and Maranhão, northeastern Brazil, respectively; Crucero Gold Project, located in southeastern Peru; and Yellowknife Gold Project and Rea Uranium Project, located in Northwest Territories and northeast Alberta, Canada, respectively.

The Company's common shares (the "GoldMining Shares") are listed on the Toronto Stock Exchange under the symbol "GOLD" and are traded on the OTCQX International Market under the symbol "GLDLF" and on the Frankfurt Stock Exchange under the symbol "BSR". As at the date of this MD&A, the head office and principal address of the Company is Suite 1830, 1030 West Georgia Street, Vancouver, British Columbia, V6E 2Y3, Canada.

Company Strategy

The Company's long-term growth strategy is premised on pursuing accretive acquisitions of resource projects, together with maintaining and advancing its existing projects in a prudent manner. This strategy is focused on identifying and acquiring projects that present compelling value for the Company's shareholders. In furtherance of this strategy, since 2013, the Company has completed the following acquisitions:

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in November 2013, the Company acquired 100% of the outstanding shares of Brazilian Gold Corporation ("BGC"), which resulted in the acquisition of several projects, including the São Jorge Gold Project (the "São Jorge Project"), the Surubim Gold Project (the "Surubim Project"), the Boa Vista Gold Project (the "Boa Vista Project"), the Batistão Gold Project (the "Batistão Project") and the Rea Uranium Project (the "Rea Project");

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in August 2015, the Company acquired the Whistler Gold-Copper Project (the "Whistler Project") from Kiska Metals Corporation ("Kiska"). Kiska was subsequently purchased by AuRico Metals Inc., which was later purchased by Centerra Gold Inc. ("Centerra");

●	in September 2016, the Company acquired the Titiribi Gold-Copper Project (the "Titiribi Project") from Trilogy Metals Inc. (formerly NovaCopper Inc.);

●	in May 2017, the Company acquired 100% of the outstanding shares of Bellhaven Copper and Gold Inc. ("Bellhaven"), which included its La Mina Gold Project (the "La Mina Project");

●	in July 2017, the Company acquired 100% of the Yellowknife Gold Project and nearby Big Sky property (the "Yellowknife Project");

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in November 2017, the Company acquired 100% of the outstanding shares of Blue Rock Mining S.A.C., a wholly-owned subsidiary of Lupaka Gold Corp., which resulted in the acquisition of the Crucero Gold Project (the "Crucero Project");

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in January 2018, the Company acquired 100% of three mining claims contiguous with the western boundary of the Company's Nicholas Lake-Ormsby property, one of the four properties that comprise the Yellowknife Project;

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in May 2018, the Company acquired 100% of two mining claims contiguous with the southern boundary of the Company's Nicholas Lake-Ormsby property, one of the four properties that comprise the Yellowknife Project;

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2020

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in December, 2019, the Company completed the acquisition of the Yarumalito Gold Project (the "Yarumalito Project") located in Antioquia, Colombia. The acquisition was completed pursuant to an asset purchase agreement between the Company and Newrange Gold Corp. ("Newrange"); and

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in March, 2020, the Company completed the acquisition of the Almaden Gold Project (the "Almaden Project") located in west-central Idaho. The acquisition was completed pursuant to an asset purchase agreement between the Company and Sailfish Royalty Corp.

The Company continues to review potential acquisition opportunities, with a focus on large-scale, bulk mineable gold and gold-copper projects in mining friendly jurisdictions in the Americas.

Creation of Gold-focused Royalty Company

On June 24, 2020, the Company announced the creation of Gold Royalty Corp. ("GRC"), a wholly owned gold-focused royalty company, to expose existing shareholders to an additional and potential form of value enhancement. GRC's portfolio will initially include 14 newly created net smelter return royalties on the Company's projects. Please refer to the Company's press release dated June 24, 2020 for further information.

Material Properties

The Company's principal exploration properties are its Whistler, Yellowknife, Titiribi, La Mina and São Jorge projects.

Whistler Gold-Copper Project

The Whistler Project, located 150 kilometres northwest of Anchorage, Alaska is comprised of 304 Alaska State Mineral Claims covering an area of 17,000 hectares.

The Whistler Project's exploration activities are subject to the State of Alaska's laws and regulations governing the protection of the environment. The Company has recognised a rehabilitation provision of $330,099 as at May 31, 2020.

During the three and six months ended May 31, 2020, the Company incurred $15,314 and $23,217, respectively, of expenditures on the Whistler Project which included expenses associated with camp maintenance costs and professional fees.

In 2020, the Company intends to maintain the Whistler Project in good standing. The Company does not currently plan to complete any exploration programs at the project in 2020.

For further information regarding the Whistler Project, please refer to the technical report on the Whistler Project titled "NI 43-101 Resource Estimate for the Whistler Project", which has an effective date of March 24, 2016 (amended and re-stated on May 30, 2016), authored by Gary H. Giroux, P.Eng., M.A.Sc., a copy of which is available under the Company's profile at www.sedar.com.

Yellowknife Gold Project

The Company holds a 100% interest in the Yellowknife Project, which is comprised of 34 mining leases and 2 mineral claims with an aggregate area of approximately 9,704 hectares. The Yellowknife Project includes five gold deposits, being Nicholas Lake, Bruce, Ormsby, Goodwin Lake and Clan Lake. The Yellowknife Project is located 50 to 90 kilometres north of the city of Yellowknife in the Northwest Territories. The Nicholas Lake-Ormsby property is subject to a 2.25% net smelter return royalty, including a US$20,000 per year annual advance royalty payment and the Goodwin Lake property is subject to a 2% net smelter returns royalty.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2020

In July 2017, the Company acquired the Yellowknife Project and assumed a provision for reclamation related to the restoration of the camp sites. As at May 31, 2020, the Company has recognised a rehabilitation provision of $505,056 for the Yellowknife Project.

During the three and six months ended May 31, 2020, the Company incurred $nil and $10,783, respectively, of expenditures on the Yellowknife Project, which included expenditures for consulting fees to vendors that provided geological and technical services and camp maintenance costs. In 2020, the Company intends to maintain the Yellowknife Project in good standing. The Company does not currently expect to conduct exploration programs on the project in 2020.

For further information regarding the Yellowknife Project, please refer to the technical report on the Yellowknife Project titled "Independent Technical Report – Yellowknife Gold Project, Northwest Territories, Canada", with an effective date of March 1, 2019, authored by Benjamin Parsons, MAusIMM, Dominic Chartier, P.Geo and Eric Olin, SME-RM, MAusIMM (CP). A copy of which is available under the Company's profile at www.sedar.com.

Titiribi Gold-Copper Project

The Titiribi Project is located in central Colombia, approximately 70 kilometres southwest of the city of Medellin in the department of Antioquia and is comprised of one concession that covers an area of approximately 3,919 hectares.

In 2013, Corantioquia, the environmental agency for the Colombian State of Antioquia, investigated allegations that a local water source had been affected as a result of Sunward Resources Ltd.'s ("Sunward") drilling activities at the Titiribi Project. On December 12, 2013, Corantioquia issued resolution No.13128232 dismissing the allegations as its internal studies showed that the water table levels were within acceptable, documented norms. On April 28, 2014, Sunward received notice that an individual had filed an arbitral action against Sunward pursuant to the arbitration clause contained in an easement under which Sunward acquired certain land access rights at the Titiribi Project. The individual alleged that a local water source had been affected as a result of Sunward's drilling activities at the Titiribi Project and was seeking, amongst other things, damages totalling 2,623,203,975 Colombian Pesos (approximately US$893,000). Then, in July 2015, Sunward was notified that the same individual had filed a lawsuit in the Fifth Court of Orality of Circuit of Medellin, Colombia to advance a verbal process. The allegations made in the private action were the same ones investigated and dismissed by Corantioquia in 2013. In November 2017, the Administrative Tribunal of Antioquia dismissed all the allegations, as no damages were found to have occurred, and the case was closed. This decision was upheld on appeal in early 2019 and the case was returned to the Fifth Court of Orality of Circuit of Medellin for determining and assessing legal costs. In December 2019, the Company started the process against the plaintiff to collect legal costs.

During the three and six months ended May 31, 2020, the Company incurred $28,364 and $77,692 of expenditures on the Titiribi Project, respectively, which included expenditures for camp maintenance costs, consulting fees, payroll and personnel expenses. The Company currently intends to maintain the Titiribi Project in good standing. The Company is currently reviewing a potential exploration program for the Titiribi Project to commence on or about the end of 2020. The timing and budget for such program continue to be reviewed.

For further information regarding the Titiribi Project, please refer to the technical report titled "Technical Report on the Titiribi Project Department of Antioquia, Colombia", prepared by Joseph A. Kantor, MMSA, and Robert E. Cameron, Ph.D., MMSA, of Behre Dolbear & Company (USA), Inc., dated October 28, 2016, a copy of which is available under the Company's profile at www.sedar.com.

La Mina Gold Project

On May 30, 2017, the Company acquired a 100% interest in the La Mina Project as a result of its acquisition of Bellhaven. The La Mina Project is comprised of two concessions that cover an area of approximately 3,200 hectares.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2020

During the three and six months ended May 31, 2020, the Company incurred $18,905 and $78,500, respectively, of expenditures on the La Mina Project, which included expenditures for camp maintenance costs, payroll and personnel expenses. In 2020, the Company intends to maintain the La Mina Project in good standing. The Company is currently reviewing a potential exploration program for the La Mina Project to commence on or about the end of 2020. The timing and budget for such program continues to be reviewed.

For further information regarding the La Mina Project, please refer to the technical report titled "NI 43-101 Technical Report, Bellhaven, La Mina, Antioquia, Republic of Colombia", prepared by Scott E. Wilson, C.P.G. of Metal Mining Consultants, Inc., dated December 8, 2016, with an effective date of October 24, 2016.

São Jorge Gold Project

The São Jorge Project is comprised of seven exploration concessions covering approximately 45,997 hectares.  In March 2017, the Company submitted to the Brazilian National Department of Mining Production (now the National Mining Agency) ("ANM") four contiguous license applications located east and west of three existing exploration concessions, one of which overlays the São Jorge deposit.  The four license applications were granted by the ANM in 2018.

In April and June 2020, Technical Exploration reports and the License Renewal applications were submitted for four exploration concessions (ANM processes nos. 850.193/2017 to 850.196/2017). In addition, the Company submitted to ANM a final report for exploration concession ANM no. 850.058/2002 that remains under review. Such reports must be accepted by ANM, subject to rights of appeal, in order to maintain the concession. If approved, the Company will have one year to apply to convert the exploration concession overlying the deposit to a mining concession, which will require further development studies and an environmental licence. There is no assurance that such studies or reports will be accepted or that such applications will be approved by the ANM and Secretaria de Estado de Meio Ambiente/Pará ("SEMA").

During the three and six months ended May 31, 2020, the Company incurred $25,413 and $66,905, respectively, of expenditures on the São Jorge Project. These expenditures included license application fees and consulting fees to vendors that provided geological and technical services, and expenditures for camp maintenance costs. In 2020, the Company intends to maintain the São Jorge Project in good standing. As previously announced, the Company had determined to put the existing exploration program on this project on hold as a result of general global economic conditions.

For further information on the São Jorge Project, please refer to the technical report by Porfirio Rodriguez, BSc (Min Eng), MAIG and Leonardo de Moraes, BSc (Geo), MAIG, titled "São Jorge Gold Project, Pará State, Brazil. Independent Technical Report on Mineral Resources", with an effective date of November 22, 2013, a copy of which is available under the Company's profile at www.sedar.com.

Other Properties

In addition to the above projects, the Company, through its wholly owned subsidiaries, holds the following interests in other properties:

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Cachoeira Project – the Company indirectly holds a 100% interest in the Cachoeira Project, located in Pará State, Brazil. The Cachoeira Project comprises one contiguous block consisting of three mining and two exploration licences covering approximately 5,742.5 hectares. In 2014, the Company submitted to the ANM an assessment plan for the mining concessions within the Cachoeira Project, including certain conceptual engineering studies. The Company notes that such assessment plan does not constitute a preliminary economic assessment within the meaning of NI 43-101 and no production decision with respect to the project has been made to date.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2020

In 2015, the Company continued working with its consultants to obtain a Preliminary Environmental License from SEMA. The Company submitted the requisite Environmental Impact Assessment to SEMA in 2013 in connection with the licensing process. On December 19, 2014, a public hearing was held in connection with the license application. This hearing was validated by SEMA for the purpose of the continuation of the analysis of the licensing process and, in September 2015, the Company received comments from SEMA as a result of its review of the Company's application and related materials, requesting additional work on the environmental studies to be performed by the Company.

On August 14, 2018, the Company received additional requests from SEMA to address several items in the application, and in November and December 2018, the Company submitted to SEMA additional technical information as requested. As of the date hereof, SEMA has not yet provided any manifestation from the review of the additional technical information provided by the Company.

Pursuant to the mining licenses underlying the Cachoeira Project, the Company was required to commence mining operations at the property by April 2014, assuming the requisite environmental license has been granted from SEMA.  Such environmental license has not yet been granted. Once the environmental license is granted, the Company must proceed to production or may request a two-year extension. While such extensions have been granted by ANM in the past, there can be no assurance that such an extension will be granted on terms acceptable to the Company or at all. If an environmental license and the license extension described above are received, the Company will have an additional six months after the extension to implement an operational mining facility on the Cachoeira Project.

On March 2, 2018, the Company completed the acquisition of 66.66% of the existing 4.0% net production royalty on the Company's Cachoeira Project for consideration of 698,161 GoldMining Shares and US$133,320 in cash. The GoldMining Shares issued under the transaction were subject to certain resale restrictions pursuant to the terms of the Royalty Purchase Agreement. As a result of the transaction, the existing royalty on the Cachoeira Project was reduced to 1.33% and a minimum payment of US$100,000 per year in lieu of the royalty if production had not commenced by October 3, 2014. In March 2018, the Company received a court summons from the remaining royalty holder with respect to the annual payment in lieu of the royalty for years 2014 to 2018. In response thereto, the Company has applied to the court to obtain a discharge from its obligation to make such annual payments on the basis that mining operations at the Cachoeira Project have not begun due to the environmental agency having not issued, in a timely fashion, the necessary licenses for the operation of the mine. The court has agreed to hear the Company's case and the judge presiding over the matter has requested witnesses for the plaintiff to testify in court. A date for the case to be heard by the lower court has not been set but is expected later in 2020. There can be no assurance any such litigation will be determined on terms favourable to the Company.

For further information regarding the Cachoeira Project, please refer to the technical report by Gregory Z. Mosher and Michael F. O'Brien titled "Technical Report and Resource Estimate on the Cachoeira Property, Para State, Brazil", with an effective date of April 17, 2013, and amended and restated as of October 2, 2013. A copy of the technical report is available under the Company's profile at www.sedar.com.

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Surubim Project – the Company currently indirectly holds a 100% interest in the Surubim Project located in Pará State, Brazil. The Surubim Project consists of four exploration licenses for a total area of 14,611 hectares. One of the non-core concessions with a total area of 1,176 hectares is under appeal and the Company is awaiting a decision by ANM. On July 25, 2019 and October 30, 2019 final exploration reports presenting the results of exploration work conducted on the property by BGC, including drilling programs for the largest exploration concession within the Surubim Project, was submitted to ANM. Provided that ANM approves the submitted report, the Company would then have one year following such approval to present additional required studies to ANM and obtain environmental licensing, if the Company wishes to proceed with further work on the concession. Please see "Contractual Obligations – Surubim Project" for further information.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2020

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Boa Vista Project – the Company, through its interest in the Boa Vista Gold ("BVG") joint venture, currently indirectly holds an 84.05% interest in the Boa Vista Project located in Pará State, Brazil.  The Boa Vista Project consists of three exploration licenses for a total area of 12,889 hectares.  The Company submitted a Final Exploration Report for two of the three exploration licenses in February 2018 (ANM no.850.759/2006 and 850.353/2010) and a Final Report for another exploration license on January 23, 2019 (ANM no.850.643/2006).  The Final Exploration Report for all three exploration licenses was approved by the ANM on November 22, 2019. The Company is required to prepare an Economic Assessment Plan and initiate the Environmental Licensing and submit the application for a Mining Concession to ANM no later than December 2020. Please see "Contractual Obligations – Boa Vista Project" for further information.

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Batistão Project – the Company currently indirectly holds a 100% interest in the Batistão Project located in Mato Grosso State, Brazil. The Company was required to file an Economic Assessment Plan and the Preliminary Environmental License, together with the Mining Concession Application by January 2016. The Company requested an extension to submit the Mining Concession Application, due to the market conditions and gold price at the time, which had deteriorated since the Final Exploration Report was submitted to ANM in 2013. There is no assurance that ANM will accept the Company's request for an extension.

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Montes Áureos and Trinta Projects – the Company currently holds a 51% interest in the Montes Áureos and Trinta Projects located in Pará and Maranhão States, Brazil. The Company is in the process of applying for the mining concession for the Montes Áureos Project and the renewal of the exploration permit for the Trinta Project. Both applications are under review by ANM and there is no assurance that such applications will be approved by ANM.

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Crucero Project – the Company currently indirectly holds a 100% interest in the Crucero Project, located in the eastern Cordillera of southeastern Peru in the Department of Puno, Province of Carabaya, District of Crucero. The Crucero Project is comprised of three mining and five exploration concessions with an aggregate area of 4,600 hectares. For further information regarding the Crucero Project, please refer to the technical report on the Crucero Project titled "NI 43-101 Resource Estimate for the Crucero Property, Carabaya Province, Peru", with an effective date of December 20, 2017, authored by Greg Z. Mosher, P.Geo., a copy of which is available under the Company's profile at www.sedar.com.

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Yarumalito Project – the Company currently indirectly holds a 100% interest in the Yarumalito Project located in Antioquia, Colombia. The Yarumalito Project consists of one concession for a total area of approximately 1,453 hectares. The Company further expects future exploration programs will look to expand mineralization outlined at the Balastreras-Escuela targets and drill test several other geophysical and geochemical anomalies. The Yarumalito Project is subject to a 1% net smelter return royalty, which can be purchased by the Company at any time before completion of a feasibility study on the Yarumalito Project for total consideration of $1,000,000.

For further information regarding the Yarumalito Project, please refer to the technical report on the Yarumalito Project titled "Technical Report: Yarumalito Gold-Copper Property, Departments of Antioquia and Caldas, Republic of Colombia", with an effective date of April 1, 2020, authored by Greg Z. Mosher, P.Geo., a copy of which is available under the Company's profile at www.sedar.com.

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Almaden Project – The Almaden Project, located in west-central Idaho, is comprised of 223 claims and leases covering an area of 1,724 hectares. A technical report entitled "Technical Report Almaden Project" with an effective date of August 31, 2009 was completed by Paul Tietz and Michael M. Gustin of Mine Development Associates. On June 3, 2020, the Company announced a resource estimate for the Almaden Project.

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Rea Project – the Company indirectly holds a 75% interest and Orano Canada Inc. ("Orano") (formerly Areva Resources Canada Inc.) holds the remaining 25% interest in the Rea Project. The Rea Project is located in northeastern Alberta, Canada, approximately 185 kilometres northeast of Fort McMurray. The Rea Project consists of 16 contiguous exploration permits, which cover an area of 125,328 hectares in the western part of the Athabasca Basin and surrounds the Maybelle project held by Orano. Pursuant to a review of the Caribou Protection Plan (the "CPP") announced by the Alberta Department of Environment and Parks in 2016, no new applications for land tenure were accepted by the Department of Coal and Mineral Development, Alberta Energy. An extension on filing mineral assessment reports was granted by the Department of Coal and Mineral Development, Alberta Energy to the Company and in March 2019, a further extension was granted to March 31, 2021. The extension states that until the CPP is finalized, no metallic and industrial mineral permits will be cancelled and mineral assessment reports normally due to maintain permits in good standing will not be required. Once the CPP is finalized, permit and assessment report timelines will be extended accordingly. Extensions will take into consideration any new or existing surface restrictions and time needed to obtain exploration approvals. The Company expects to plan future programs once this review has been completed.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2020

For further information respecting the Rea Project, please refer to the technical report prepared by Irvine R. Annesley, Ph.D., P. Geo and Roy Eccles, M.Sc, P.Geol, titled, "Technical Report on the Rea Property, Northeastern Alberta" with an effective date of September 12, 2014, a copy of which is available under the Company's profile at www.sedar.com.

The Company currently intends to hold these early stage properties in good standing with the intention of conducting exploration programs, entering into option agreements or selling the properties with or to interested parties.

Properties Outlook

As previously disclosed, the Company is focused on identifying and completing additional acquisitions to further build shareholder value. In furtherance thereof, the Company has determined to focus expenditures related to its existing project portfolio on project maintenance and low-cost exploration programs. Certain of the Company's properties, including its Boa Vista, Surubim and La Mina projects are subject to ongoing option and other agreements that require additional payments by the Company. While the Company currently intends to complete its obligations, in the event that the Company determines not to proceed with, or otherwise fails to make such payments, its interests in such projects may be lost. In addition, the Company plans to renegotiate certain existing property agreements and commitments in order to better position itself for its long-term strategy and that reflect current market conditions. There can be no assurance that any renegotiation will be achieved on preferential terms or at all. Please see "Contractual Obligations" for further information.

Results of Operations

For the three months ended May 31, 2020, the Company incurred total operating expenses of $1,699,836, compared to $1,278,780 in the same period of 2019. The increase was primarily the result of increased depreciation, consulting fees, general and administrative expenses and share-based compensation, partially offset by decreased directors' fees, salaries and benefits, exploration expenses and professional fees.

General and administrative expenses were $523,456 in the three months ended May 31, 2020, compared to $233,848 in the same period of 2019. The increase was primarily the result of higher investor communications and marketing expenses and office, travel and rental expenses. In the three months ended May 31, 2020, general and administrative expenses primarily included, investor communications and marketing expenses of $296,988, compared to $61,930 for the same period in 2019, office, travel and rental expenses of $136,540, compared to $89,696 for the same period in 2019, transfer agent and regulatory fees of $65,415, compared to $64,971 for the same period in 2019; and insurance fees of $24,513, compared to $17,251 for the same period in 2019. General and administrative expenses were $997,143 in the six months ended May 31, 2020, compared to $493,205 in the same period of 2019. The increase was primarily the result of higher investor communications and marketing expenses and office, travel and rental expenses. In the six months ended May 31, 2020, general and administrative expenses primarily included, investor communications and marketing expenses of $536,148, compared to $149,268 for the same period in 2019, office, travel and rental expenses of $288,530, compared to $175,328 for the same period in 2019, transfer agent and regulatory fees of $124,448, compared to $124,082 for the same period in 2019 and insurance fees of $48,017, compared to $44,527 for the same period in 2019.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2020

Exploration expenses were $225,554 in the three months ended May 31, 2020, compared to $263,646 in the same period of 2019. The decrease was primarily the result of lower camp maintenance costs at the Titiribi, Cachoeria and Yellowknife projects, partially offset by land payments and consulting fees incurred for the Almaden and Yarumalito projects, which were acquired during fiscal year 2020. Exploration expenditures incurred in the three months ended May 31, 2020 consisted primarily of exploration and field expenses of $79,376, compared to $57,671 for the same period in 2019, consulting fees to vendors who provided geological and technical services respecting the Company's projects, of $25,808, compared to $103,075 in the same period in 2019, payroll and employee expenses of $39,739, compared to $42,630 in the same period in 2019 and other exploration expenses which included land fees required to maintain the projects in good standing, of $80,631, compared to $60,270 in the same period in 2019.

Exploration expenses were $477,266 in the six months ended May 31, 2020, compared to $654,878 in the same period of 2019. The decrease was primarily the result of lower potential interest fees on advance royalty payments for the Cachoeira Project and lower camp maintenance and consulting fees incurred on the Titiribi, Sao Jorge and Yellowknife projects, partially offset by higher camp maintenance costs on the La Mina Project and consulting fees and land payments incurred on the Almaden and Yarumalito projects, which were acquired during fiscal year 2020. Exploration expenditures incurred in the six months ended May 31, 2020 consisted primarily of exploration and field expenses of $181,145, compared to $119,073 for the same period in 2019, consulting fees to vendors who provided geological and technical services respecting the Company's projects, of $77,798, compared to $157,797 in the same period in 2019, payroll and employee expenses of $83,513, compared to $87,427 in the same period in 2019 and other exploration expenses which included land fees required to maintain the Company's projects in good standing and potential interest fees on the Cachoeira Project, of $134,810, compared to $290,581 in the same period in 2019.

Exploration expenditures on a project basis for the periods indicated are as follows:

	For the three months ended May 31,		For the six months ended May 31,		For the period from incorporation, September 9, 2009, to
	2020 ($)	2019 ($)	2020 ($)	2019 ($)	May 31, 2020 ($)
Almaden	94,115	-	94,115	-	94,115
La Mina	18,905	23,430	78,500	47,711	764,309
Titiribi	28,364	57,621	77,692	117,348	1,406,874
Cachoeira	29,791	47,040	68,205	295,554	6,251,939
São Jorge	25,413	24,070	66,905	77,730	953,164
Yarumalito	13,180	-	54,532		54,532
Whistler	15,314	10,839	23,217	12,432	1,718,771
Yellowknife	-	98,898	10,783	100,358	688,444
Montes Áureos and Trinta	-	-	1,668		1,819,966
Rea	-	-	-		265,930
Surubim	-	-	-		209,772
Crucero	-	-	-		130,154
Batistão	-	-	-		30,902
Other Exploration Expenses	482	1,749	1,659	3,746	1,566,215
Total	225,564	263,646	477,276	654,878	15,955,087

Non-cash share-based compensation expenses were $405,345 and $891,326 in the three and six months ended May 31, 2020, respectively, compared to $238,477 and $589,365 in the same periods of 2019. The increase was primarily the result of a higher number of share option grants. During the three months ended May 31, 2020, there were no share options granted by the Company. During the six months ended May 31, 2020, options were granted to consultants of the Company, have a weighted average exercise price of $1.50 per GoldMining Share and are valid for a period of 2 years from their grant dates. During the three and six months ended May 31, 2019, options were granted to employees and consultants of the Company, such options have a weighted average exercise price of $0.88 per GoldMining Share and are valid for a period of 5 years from their grant dates.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2020

Consulting fees paid to corporate development, information technology and human resources service providers were $138,515 and $268,076 in the three and six months ended May 31, 2020, respectively, compared to $51,940 and $110,332 in the same periods of 2019. The increase was primarily the result of higher marketing and corporate development activities in the current period.

Professional fees were $131,236 and $304,986 in the three and six months ended May 31, 2020, respectively, compared to $156,243 and $252,763 in the same periods of 2019. The increase during the six months ended May 31, 2020 was primarily the result of increased legal and advisory services in relation to corporate activities.

The Company's share of loss on its investment in the Boa Vista Project was $1,196 and $2,922 in the three and six months ended May 31, 2020, respectively, compared to $3,967 and $5,909 in the same periods of 2019. The loss incurred by the joint venture was primarily due to expenses paid to maintain the Boa Vista Project. The Boa Vista Project remains an exploration stage project.

During the three and six months ended May 31, 2020, the Company incurred a net loss of $1,906,637 and $3,766,121, respectively, or $0.01 and $0.03 per share, respectively, on a basic and diluted basis, compared to $1,240,853 and $2,799,693, respectively, or $0.01 and $0.02 per share, respectively, on a basic and diluted basis, for the same periods of 2019.

Summary of Quarterly Results

The following table sets forth selected quarterly financial results of the Company for each of the periods indicated. The Company did not have any revenues during such periods.

For the quarter ended	Net loss ($)	Basic and diluted net loss per share ($)
May 31, 2020	1,906,637	0.01
February 29, 2020	1,859,484	0.01
November 30, 2019	1,832,447	0.01
August 31, 2019	1,583,834	0.01
May 31, 2019	1,240,853	0.01
February 28, 2019	1,558,840	0.01
November 30, 2018	2,099,120	0.02
August 31, 2018	1,401,258	0.01

Expenses incurred by the Company are typical of junior exploration companies. The Company's fluctuations in net loss from quarter to quarter were mainly related to exploration, permitting and licensing work as well as corporate activities conducted during the respective quarters.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2020

Liquidity and Capital Resources

The following table sets forth selected information regarding the Company's financial position for the periods indicated:

	As at May 31, 2020 ($)	As at November 30, 2019 ($)
Cash and cash equivalents	7,110,662	6,477,885
Working capital	5,949,777	5,051,471
Total assets	69,798,503	68,275,127
Total current liabilities	1,618,370	1,812,693
Accounts payable and accrued liabilities	1,499,831	1,634,452
Total non-current liabilities	875,155	816,694
Shareholders' equity	67,304,978	65,645,740

Capital resources of the Company consist primarily of cash and liquid short-term investments. As at May 31, 2020, the Company had cash and cash equivalents totaling $7,110,662 compared to $6,477,885 at November 30, 2019, and $457,485 in other current assets compared to $386,279 at November 30, 2019. The Company had accounts payable and accrued liabilities of $1,499,831 as at May 31, 2020, compared to $1,634,452 as at November 30, 2019. The decrease in accounts payable and accrued liabilities of $134,621 was primarily the result of the payment of annual land fees of $296,113 for the Whistler Project, which were included in accounts payable at November 30, 2019, offset by an increase in accrued liabilities related to potential interest fees on the Cachoeira Project and an increase in accounts payable for professional services provided to the Company during the period. Accounts payable and accrued liabilities includes an advanced royalty payment accrual relating to the dispute with a royalty holder on the Cachoeira Project, of $1,141,564 as at May 31, 2020, compared to $1,052,489 as at November 30, 2019. As at May 31, 2020, the Company had working capital (current assets less current liabilities) of $5,949,777 compared to $5,051,471 as at November 30, 2019.

The Company currently intends to hold its early stage properties in good standing with the intention of exploring additional advancement of such projects when economic conditions related to the ongoing novel coronavirus pandemic, improve. Certain of the Company's properties, including its Boa Vista, Surubim and La Mina Projects are subject to certain ongoing agreements that require additional payments by the Company. Therefore, the Company must continue incurring various surface rights lease payments, land fee payments, advance royalty payments, license application and extension fees, and camp maintenance costs. Based on management's decision to maintain its current projects in good standing, management believes that available cash will be adequate to meet ongoing liquidity needs in the short-term and over the next year for the Company's existing business and projects. Future expansion, including the acquisition of additional mineral properties or interests, may require additional financing, which the Company may obtain through equity and/or debt financing.

The Company believes that it has sufficient capital resources, including cash and cash equivalents, to meet its obligations over the next 12 months. The Company's ability to meet its obligations and finance exploration and development activities over the long-term will depend on its ability to generate cash flow through the issuance of GoldMining Shares pursuant to equity financings and short-term or long-term loans. Capital markets may not be receptive to offerings of new equity from treasury or debt, whether by way of private placements or public offerings. The Company's growth and success is dependent on external sources of financing, which may not be available on acceptable terms or at all.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2020

Contractual Obligations

The following table summarizes the Company's contractual obligations, including payments due for each of the next five years and thereafter:

	Payments Due by Period
Contractual Obligations	Total ($)	Less than 1 year ($)	1 – 3 years ($)	3 – 5 years ($)	After 5 years ($)
Office and Storage Leases	165,672	160,957	4,715	-	-
Land Access Agreement(1)	10,714	10,714	-	-	-
Mineral Rights Agreement - Boa Vista Project(2)	821,429	-	821,429	-	-
Mineral Property Option Agreement - Surubim Project(3)	977,058	55,150	921,908	-	-
Surface Rights Lease Agreement - La Mina Project(4)	248,173	68,937	179,236	-	-
Total Contractual Obligations	2,223,046	295,758	1,927,288	-	-

(1)	Payment is converted from R$42,000 to C$10,714 using the period end exchange rate of R$3.9200/C$1.
(2)	Payment is converted from R$3,220,000 to C$821,429 using the period end exchange rate of R$3.9200/C$1.
(3)	Payment is converted from US$708,660 to C$977,058 using the period end exchange rate of US$0.7253/C$1.
(4)	Payment is converted from US$180,000 to C$248,173 using the period end exchange rate of US$0.7253/C$1.

General and Administrative

The Company is renting or leasing various offices and storage spaces located in Canada, Brazil, Colombia and Peru with total contractual payments of $135,648 remaining for the year ended November 30, 2020. These lease agreements expire between October 2020 and December 2021. Contractual obligations under land access agreements related to the Company's Brazilian projects are $10,714 for the year ended November 30, 2020.

Mineral Projects

Boa Vista Project

Pursuant to the terms of a shareholder's agreement among BGC, D'Gold Mineral Ltda. ("D'Gold"), a former joint venture partner of BVG, and Majestic D&M Holdings LLC ("Majestic"), dated January 21, 2010, as amended on May 25, 2011, June 24, 2011 and November 15, 2011, a 1.5% net smelter return royalty is payable to D'Gold and a further 1.5% net smelter return royalty is payable by BVG to Majestic if Majestic's holdings in BVG drop below 10%.

Pursuant to a mineral rights acquisition agreement, as amended, relating to the project, Golden Tapajós Mineração Ltda. ("GT"), a subsidiary of BVG, was required to pay R$3,620,000 in September 2018 to the counterparty thereunder. In May 2019, GT renegotiated the terms of the mineral rights agreement with respect to the aforementioned payment. As a result of the amended terms of the mineral rights agreement, GT paid R$400,000 in May 2019 to the counterparty and a further R$3,220,000 will be due in December 2022. If GT fails to make such payment, subject to a cure period, the counterparty may seek to terminate the agreement and the mineral rights that are the subject of the agreement will be returned to the counterparty.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2020

Surubim Project

Mineração Regent Brasil Ltda. ("Regent"), a subsidiary of BGC, entered into an option agreement on February 11, 2010, as amended January 16, 2011, March 23, 2015 and May 30, 2019, pursuant to which Regent acquired its interest in certain exploration licenses by making cash payments. Pursuant to the amendment on May 30, 2019, the Company is required to make the following payments:

●	R$300,000 in May 2019 (paid);
●	US$40,000 (payable in R$ equivalent) in July 2020;
●	US$40,000 (payable in R$ equivalent) in July 2021; and
●	US$628,660 (payable in R$ equivalent) in December 2022.

If Regent fails to make any of the aforementioned payments, subject to a cure period, the counterparty may seek to terminate the agreement and the interest in the exploration license will be returned to the counterparty.

Pursuant to an option agreement between BGC and Altoro Mineração Ltda. dated November 5, 2010, as amended on December 3, 2010 and December 14, 2012, BGC was granted the option to acquire certain exploration licenses for an aggregate consideration of US$850,000. Pursuant to this agreement, a cash payment of US$650,000 is payable upon ANM granting a mining concession over certain exploration concessions.

La Mina Project

The La Mina Project hosts the La Mina concession and the contiguous La Garrucha concession. The La Garrucha concession is subject to a surface rights lease agreement and an option agreement as outlined below.

Pursuant to a surface rights lease agreement dated July 6, 2016 and amended August 19, 2016, April 4, 2017 and November 5, 2018, the Company can lease the surface rights over La Garrucha by making the following payments:

●	US$75,000 in May 2017 (paid);
●	US$75,000 in November 2017 (paid);
●	US$75,000 in May 2018 (paid);
●	US$75,000 in November 2018 (paid);
●	US$25,000 in June 2019 (paid);
●	US$25,000 in December 2019 (paid);
●	US$25,000 in June 2020 (deferred to October 2020);
●	US$25,000 in December 2020;
●	US$25,000 in June 2021;
●	US$25,000 in December 2021;
●	US$25,000 in June 2022; and
●	US$55,000 in December 2022.

In addition, pursuant to an option agreement entered into by Bellhaven on November 18, 2016, amended April 4, 2017 and November 5, 2018, the Company can purchase the La Garrucha concession by making an optional payment of US$650,000 on December 6, 2022.

Cash Flows

Operating Activities

Net cash used in operating activities during the six months ended May 31, 2020 was $3,139,821, compared to $2,609,052 in the six months ended May 31, 2019. Significant operating expenditures during the current period included general and administrative expenses, directors' fees, salaries and benefits, consulting fees, professional fees and exploration expenditures. The increase of net cash used in operating activities is primarily due to the Company's increase in consulting fees, general and administrative expenses and professional fees, partially offset by a decrease in directors' fees, salaries and benefits and exploration expenditures.

Investing Activities

Net cash used in investing activities during the six months ended May 31, 2020 was $883,221, compared to $194,500 during the six months ended May 31, 2019. The net cash used in investing activities was primarily related to the Company's investments in exploration and evaluation assets in the amount of $859,665 compared to $50,000 during the six months ended May 31, 2019. During the six months ended May 31, 2020, the Company invested $nil in its joint venture compared to $144,500 during the six months ended May 31, 2019.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2020

Financing Activities

Net cash provided by financing activities during the six months ended May 31, 2020 was $4,407,914, compared to $1,145,342 during the six months ended May 31, 2019. Net cash provided by financial activities was primarily related to cash received from the exercise of options and warrants during the six months ended May 31, 2020 in the amount of $4,413,385 compared to $1,145,342 during the six months ended May 31, 2019.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Transactions with Related Parties

Related Party Transactions

During the three and six months ended May 31, 2020, the Company entered into the following related party transactions:

●

During the three and six months ended May 31, 2020, the Company incurred $11,000 and $25,164 (compared to $17,323 and $29,323 in the same periods of 2019) in consulting fees for corporate development consulting services paid to a direct family member of its Chairman. The fees paid were for business development services, including introducing the Company to various parties in the areas of project generation, corporate finance groups and potential strategic partners, and are within industry standards. As at May 31, 2020, $3,675 was payable to such related party compared to $4,200 as at November 30, 2019. The Company also granted Options to the related party and the fair value of the Options recognized as expense during the three and six months ended May 31, 2020 was $31,598 and $85,699 (compared to $17,855 and $41,876 in the same periods of 2019), using the Black-Scholes option pricing model.

●

During the three and six months ended May 31, 2020, the Company incurred $20,175 and $42,175 (compared to $1,050 and $5,775 in the same periods of 2019) in general and administrative expenses related to website design, video production, website hosting services and marketing services paid to a company controlled by a direct family member of its Chairman. As at May 31, 2020, $2,914 was payable to such related party compared to $158 as at November 30, 2019.

Related party transactions are based on the amounts agreed to by the parties. During the three and six months ended May 31, 2020, the Company did not enter into any contracts or undertake any commitment or obligation with any related parties other than as disclosed herein.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2020

Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity and including directors' fees, for the three and six months ended May 31, 2020 and 2019 comprised of:

	For the three months ended May 31,		For the six months ended May 31,
	2020 ($)	2019 ($)	2020 ($)	2019 ($)
Management Fees(1)	40,160	51,057	93,630	100,673
Director and Officer Fees(1)	50,859	73,651	117,538	289,597
Share-based compensation	146,569	199,460	345,860	371,240
Total	237,588	324,168	557,028	761,510

(1)

Total directors' fees, salaries and benefits of $436,143 (six months ended May 31, 2019: $721,121) disclosed in the consolidated statement of comprehensive loss for the six months ended May 31, 2020, includes $76,458 and $17,172 (six months ended May 31, 2019: $81,178 and $19,495) paid to the Company's Chief Executive Officer and Chief Financial Officer, respectively, and $117,538 (six months ended May 31, 2019: $289,597) in fees paid to the Company's president and directors, and $224,975 (six months ended May 31, 2019: $330,851) paid for employees' salaries and benefits.

Total compensation, including share-based compensation, to key members of management and directors for the three and six months ended May 31, 2020 was $237,588 and $557,028 compared to $324,168 and $761,510 in the same periods of 2019. As at May 31, 2020, $nil was payable to a director compared to $139,600 as at November 30, 2019. Compensation is comprised entirely of employment and similar forms of remuneration and directors' fees. Management includes the Chief Executive Officer, who is also a director of the Company and Chief Financial Officer.

Critical Accounting Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact our consolidated financial statements. Areas of judgment and key sources of estimation uncertainty that have the most significant effect are disclosed in Note 3 of our unaudited condensed consolidated interim financial statements for the three and six months ended May 31, 2020.

Adoption of New Accounting Standards

The accounting policies adopted are consistent with those of the previous financial year. The Company adopted the following new accounting standard effective December 1, 2019:

IFRS 16 Leases

Effective December 1, 2019, the Company adopted IFRS 16, Leases retrospectively, with the cumulative effect of initially applying the standard as an adjustment to retained earnings and no restatement of comparative information. The Company elected to measure its right-of-use asset at the amount equal to the associated lease liability; as such, the adjustment to retained earnings was $nil. Upon adoption, the Company elected to apply the available exemptions as permitted by IFRS 16 to recognize a lease expense on a straight-line basis for short-term leases (lease term of 12 months or less) and low value assets. The Company elected to apply the practical expedient whereby leases whose term ends within 12 months of the date of initial application would be accounted for in the same way as short-term leases. The Company also elected to apply the practical expedient not to separate non-lease components from lease components, by class of underlying asset, and instead will account for each lease component and any associated non-lease components as a single lease component. Upon adoption of IFRS 16, the Company recognized an additional right-of-use asset and lease liability related to office space in the amount of $65,794. From December 1, 2019, the Company recognizes depreciation expense on the right-of-use asset and interest expense on lease liabilities with lease payments recorded as a reduction of the lease liability. Prior to the adoption of IFRS 16, lease payments were recorded as expenses in the consolidated statements of comprehensive loss. The adoption of IFRS 16 has not had a significant impact on earnings. Further information on the adoption of IFRS 16, right-of-use asset and lease liability are disclosed in the notes to the accompanying condensed consolidated interim financial statements.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2020

Financial Instruments and Risk Management

The Company's financial assets include cash and cash equivalents, other receivables, short-term investments, and reclamation deposits. The Company's financial liabilities include accounts payable and accrued liabilities, due to joint venture, due to related parties, lease liability and government loan payable. The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

●	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
●	Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
●	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Company's cash and cash equivalents, receivables, accounts payable and accrued liabilities, due to joint venture and due to related party amounts approximate fair value due to their short terms to settlement. The Company's short-term investment is measured at fair value on a recurring basis and classified as Level 1 within the fair value hierarchy. The fair value of short-term investments is determined by obtaining the quoted market price of the short-term investment and multiplying it by the quantity of shares held by the Company. The determination of the fair value of the lease liability is based on the discounted cash flow model using an interest rate of 4.44%.

Financial risk management objectives and polices

The financial risk arising from the Company's operations are currency risk, credit risk and liquidity risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company's ability to continue as a going concern. The risks associated with these financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

Currency risk

The Company's operating expenses and acquisition costs are denominated in United States Dollars, Brazilian Reals, Colombian Pesos and Canadian dollars. Exposure to exchange rate fluctuations arises mainly on foreign currencies against the Company and its subsidiaries' functional currencies. The Company has not entered into any derivative instruments to manage foreign exchange fluctuations; however, management monitors its foreign exchange exposure.

The Canadian dollar equivalents of the Company's foreign currency denominated monetary assets are as follows:

	As at May 31, 2020 ($)	As at November 30, 2019 ($)
Assets
United States Dollar	28,290	100,945
Brazilian Real	12,583	10,320
Colombian Peso	81,860	343,333
Total	122,733	454,598

The Canadian dollar equivalent of the Company's foreign currency denominated monetary liabilities are solely in United States Dollars and total CA$1,141,564.

The Company's sensitivity analysis suggests that a consistent 10% change in the foreign currencies relative to the Canadian dollar exchange rate on the Company's financial instruments based on balances at May 31, 2020 would have an impact of $101,883 on net loss for the six months ended May 31, 2020.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2020

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company's interest-bearing financial assets are cash and guaranteed investment certificates, which bear interest at fixed or variable rates. The Company does not believe it is exposed to material interest rate risk related to these instruments. As such, the Company has not entered into any derivative instruments to manage interest rate fluctuations.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company's bank balances.

The Company mitigates credit risk associated with its bank balance by only holding cash and cash equivalents with large, reputable financial institutions.

At May 31, 2020, the maximum exposure to credit risk for other receivables by geographic region was as follows:

	May 31, 2020 ($)	November 30, 2019 ($)
Canada	53,329	52,487
Brazil	1,258	1,548
United States	81	78
Peru	956	922
Colombia	15,502	15,775
Total	71,126	70,810

Liquidity risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. To manage liquidity risk, the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations. Taking into account the current cash balances, the Company believes it has sufficient working capital for its present obligations for at least the next twelve months commencing from May 31, 2020. However, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of a financing will be favourable. The Company's working capital (current assets less current liabilities) as at May 31, 2020 was $5,949,777. The Company's other receivables, prepaid expenses, deposits, accounts payable and accrued liabilities, due to joint venture, due to related parties and lease liability are expected to be realized or settled, respectively, within a one-year period.

Outstanding Share Data

As at the date hereof, the Company has 146,515,289 GoldMining Shares outstanding. In addition, the following options and restricted share rights outstanding are summarized below.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2020

Share Options

The outstanding share options to purchase GoldMining Shares as at the date of this MD&A are as follows:

Expiry Date	Exercise/Grant Price ($)	Number Outstanding
April 1, 2021	0.73	855,000
July 24, 2021(1)	1.00	26,738
August 18, 2021	2.51	50,000
October 6, 2021	2.50	55,000
January 17, 2022	2.01	70,000
March 1, 2022	1.74	165,000
April 4, 2022	1.75	50,000
July 22, 2022	1.69	3,288,750
October 27, 2022	1.55	50,000
January 30, 2023	1.34	50,000
February 28, 2023	1.23	385,000
March 29, 2023	1.21	100,000
April 20, 2023	1.20	200,000
November 26, 2023	0.78	2,355,000
January 2, 2024	0.78	2,500
January 14, 2024	0.95	50,000
April 10, 2024	0.94	5,000
June 24, 2024	0.96	25,000
August 7, 2024	1.05	2,113,000
November 25, 2024	1.05	320,250
January 20, 2022	1.50	465,000
January 29, 2022	1.50	100,000
		10,781,238

(1)

Pursuant to the Arrangement with Bellhaven, the Company assumed the Bellhaven Options from Bellhaven, whereby each Bellhaven Option exercised will be converted into 0.25 of a GoldMining Share. There are currently 106,952 Bellhaven Options exercisable at $0.25 per option. Therefore, the 106,952 Bellhaven Options may be converted into 26,738 GoldMining Shares at an exercise price of $1.00 per GoldMining Share.

Other than the Bellhaven Options described in footnote (1) above, each option entitles the holder thereof to purchase one GoldMining Share.

Restricted Share Rights

As at the date of this MD&A, there are 121,372 restricted share rights outstanding, which are convertible into 121,372 GoldMining Shares.

Risk Factors

Potential investors in the Company should be aware that investing in its securities involves a high degree of risk. A comprehensive discussion of risk factors is included in the AIF, its management's discussion and analysis for the three months ended February 29, 2020 and other filings with the Canadian Regulatory Authorities available on SEDAR at www.sedar.com.

Disclosure Controls and Procedures

Management of the Company performed an evaluation of the design and operating effectiveness of the Company's Disclosure Controls and Procedures ("DC&P"), as defined by National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109"). This evaluation was performed under the supervision of and with participation by the Company's CEO and CFO. Management concluded the Company's DC&P were effective as at May 31, 2020 to provide reasonable assurance that: (i) material information relating to the Company and its consolidated subsidiaries is made known to them by others, particularly during the period in which interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within required time periods.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2020

Internal Controls over Financial Reporting

In accordance with NI 52-109, management is responsible for establishing and maintaining adequate DC&P and Internal Control Over Financial Reporting ("ICFR").

The Company uses the 2013 Internal Control – Integrated Framework published by The Committee of Sponsoring Organizations of the Treadway Commission as the basis for assessing its ICFR. Management performed an evaluation of the Company's ICFR and concluded that, as at May 31, 2020, ICFR were designed and operating effectively so as to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. There were no changes in the Company's ICFR that materially affected, or are reasonably likely to materially affect, ICFR during the three and six months ended May 31, 2020.

While management of the Company have designed the Company's DC&P and ICFR, they expect that these controls and procedures may not prevent all errors and fraud.  A control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.

Additional Information

Additional information regarding the Company, including the Company's most recently filed Annual Information Form, are available under the Company's profile at www.sedar.com.

Paulo Pereira, President of the Company, has reviewed and approved the scientific and technical information contained in this MD&A. Mr. Pereira holds a Bachelor's degree in Geology from Universidad Do Amazonas in Brazil, is a qualified person as defined in NI 43-101 and is a member of the Association of Professional Geoscientists of Ontario.